EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2013	2012	2011	2010	2009
Earnings
Income (loss) before income taxes	101,902	46,074	(12,715)	58,383	(28,706)
Add: fixed charges	36,467	42,612	43,868	43,889	42,494
Total earnings	138,369	88,686	31,153	102,272	13,788
Fixed charges
Interest on policyholders’ accounts	35,163	41,409	42,834	42,988	41,652
Portion of rent representative of interest factor	1,304	1,203	1,034	901	842
Total fixed charges	36,467	42,612	43,868	43,889	42,494
Ratio of earnings to fixed charges	3.79	2.08	0.71	2.33	0.32